Exhibit 99.1

SPI Energy, through its EdisonFuture Subsidiary, Acquires Phoenix Motorcars, a Leader in Medium Duty Electric Fleet Vehicles – Adds Turnkey US-based EV Drivetrain Design and Production Capabilities Along with Meaningful Backlog

Friday, November 13, 2020, 4:30 AM EST

SANTA CLARA, CA / ACCESSWIRE / November 13, 2020 / SPI Energy Co., Ltd., (NASDAQ:SPI) (the "Company"), a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced the acquisition of Phoenix Motorcars (“Phoenix”), based in Ontario, California. With over 2.3 million miles driven on its Class 4 electric fleet vehicles, this acquisition provides SPI, through its EdisonFuture Subsidiary, a strong foothold in the US EV sector.

Consideration consisted of $11.5 million in stock, $1 million in cash, a $4.5 million commitment for working capital to support continued growth of the business, and up to $10 million in future earnouts. Phoenix is on target to have over 100 vehicles delivered by the end of 2020 and has over 70 vehicles in backlog. Based on its current backlog and opportunities in its pipeline, Phoenix is expected to see substantial growth in 2021, 2022 and beyond.

Phoenix launched its first electric drivetrain in 2009 and sold its first commercial EV shuttle bus in 2014. Built on the Ford E-450 platform, Phoenix is introducing its 3rd generation drivetrain by year end, which includes its next generation battery offering with size modularity of 63, 94, 125, & 156 kWh. Vehicles can be provided in a range of configurations, including shuttle buses, utility trucks, service trucks, flatbed trucks, walk-in vans, cargo trucks and school buses. Customers include, and have included, major airports, airport shuttle operators, hotel chains, seaports, universities, municipalities, and large corporations, among others. The team brings with it years of experience in the design and integration of electric drivetrain systems, hardware and software engineering capabilities as well as proven telematics.

Phoenix has strategic relationships with premier commercial vehicle companies, including Creative Bus Sales, one of the largest distributors of commercial buses in the US (“Creative”) and Forest River, a Berkshire Hathaway company. Phoenix leverages Creative’s national sales footprint in selling and servicing its vehicles. Forest River, one of the nation’s largest manufacturers of commercial vehicles, serves as a source of vehicles for Phoenix and could eventually be a partner in assembling EVs.

"When surveying the landscape of EV companies in the US, we wanted to ensure that we partnered with a well-known and proven product and team. Phoenix has a solid reputation in the industry for product quality and performance. We look forward to helping them grow their product lineup and accelerate their growth,” stated Xiaofeng Peng, Chairman and CEO of SPI Energy.

“We are excited to become part of the EdisonFuture team as we share a common vision for the EV market and growing the business. Moreover, by entering the public markets, we believe we can better support our growth objectives in a quickly evolving EV industry,” said Tarek Helou, Chief Operating Officer of Phoenix.

Moving forward, with the support of EdisonFuture, Phoenix plans to introduce a Class 5 and 6 vehicle and, ultimately, develop its own truck chassis. It is also expected that Phoenix will be able to accelerate work it is doing on what it believes could be the first autonomous shuttle bus under development in partnership with EasyMile, as part of the Federal Transit Authority 2020 AIM Grant.

Mr. Peng added, “We couldn’t be more excited about this acquisition and the opportunities before us. I’ve spent significant time getting to know the team and we will be focusing significant resources to ensure the business is well capitalized to compete in the massive fleet vehicle electrification opportunity.”

Roth Capital Partners acted as exclusive financial advisor to Phoenix Motorcars in the transaction.

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About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com and www.phoenixmotorcars.com or available at www.sec.gov.

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

Contact:

SPI Energy Co., Ltd.
IR Department
Email: ir@spigroups.com

Dave Gentry
RedChipCompanies, Inc.
Phone:(407) 491-4498
dave@redchip.com

SOURCE: SPI Energy Co., Ltd.

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